                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 17)*


                               Itel Corporation
                               (Name of Issuer)


                   Common Stock, par value $1.00 per share
                        (Title of Class of Securities)


                                  465642106
                                (CUSIP Number)

              Sheli Z. Rosenberg, Rosenberg & Liebentritt, P.C.
           Two North Riverside Plaza, Suite 600, Chicago, IL 60606
                                (312) 466-3990

     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                July 12, 1994
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  465642106                                         Page 2 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Riverside Partners
        36-3274337

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(E)                                                      [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois

                7   SOLE VOTING POWER
 NUMBER OF              5,715,817
  SHARES
BENEFICIALLY    8   SHARED VOTING POWER
 OWNED BY
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING              5,715,817
  PERSON
   WITH         10  SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,715,817

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.0%

14  TYPE OF REPORTING PERSON*
        PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D

CUSIP No.  465642106                                         Page 3 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        SZRL Investments
        36-6561094

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(E)                                                      [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois

                7   SOLE VOTING POWER
 NUMBER OF              2,268,719
  SHARES
BENEFICIALLY    8   SHARED VOTING POWER
 OWNED BY
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING              2,268,719
  PERSON
   WITH         10  SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,268,719

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.2%

14  TYPE OF REPORTING PERSON*
        PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D

CUSIP No.  465642106                                         Page 4 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Equity Holdings
        36-3206542

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(E)                                                      [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois

                7   SOLE VOTING POWER
 NUMBER OF              100,000
  SHARES
BENEFICIALLY    8   SHARED VOTING POWER
 OWNED BY
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING              100,000
  PERSON
   WITH         10  SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        100,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .3%

14  TYPE OF REPORTING PERSON*
        PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D

CUSIP No.  465642106                                         Page 5 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Robert H. and Ann Lurie Trust
        36-6944487

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(E)                                                      [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois

                7   SOLE VOTING POWER
 NUMBER OF              62,416
  SHARES
BENEFICIALLY    8   SHARED VOTING POWER
 OWNED BY
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING              62,416
  PERSON
   WITH         10  SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        62,416

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .2%

14  TYPE OF REPORTING PERSON*
        00

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D

CUSIP No.  465642106                                         Page 6 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Samuel Zell
        ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
        PF, 00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(E)                                                      [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

                7   SOLE VOTING POWER
 NUMBER OF              0
  SHARES
BENEFICIALLY    8   SHARED VOTING POWER
 OWNED BY
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING              33,333
  PERSON
   WITH         10  SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        33,333

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .1%

14  TYPE OF REPORTING PERSON*
        IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D

CUSIP No.  465642106                                         Page 7 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Sheli Rosenberg
        ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(E)                                                      [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

                7   SOLE VOTING POWER
 NUMBER OF              26,576
  SHARES
BENEFICIALLY    8   SHARED VOTING POWER
 OWNED BY
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING              31,576
  PERSON
   WITH         10  SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        31,576

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .1%

14  TYPE OF REPORTING PERSON*
        IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN

           CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING AS THEY HAVE IN THE INITIAL SCHEDULE 13D

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Since the date of filing of Amendment No. 16 to Schedule 13D, the following transactions have occurred:

              On July 8, 1993, the Lurie Trust exercised warrants to purchase 5,000 Shares at $19.875 per Share. The $99,375 was provided by working capital of the Lurie Trust.

              On August 1, 1993, Sheli Z. Rosenberg was granted options to purchase 5,000 Shares at 30.00 per Share. The option is exercisable six months after date of grant.

              On January 13, 1994, Mrs. Rosenberg exercised options to purchase 5,000 Shares at $16.925 per Share and options to purchase
              5,000 Shares at $16.763 per Share. The exercise price of $168,440 was provided by a broker for a cashless exercise of the option. On the same date, Mrs. Rosenberg sold, in the open market, 10,000 Shares at $29.00 per Share and 17,000 Shares at $29.375 per Share. Net consideration received for the sale of the 27,000 Shares was $787,556.33.

              On January 13, 1994, Samuel Zell exercised options to purchase 200,000 Shares at $21.06 per Share. The exercise price of $4,212,000 was provided by a broker for a cashless exercise of the option. On the same date, Mr. Zell sold, in the open market, 200,000 Shares at $29.0018 per Share. Net consideration received on the sale of the 200,000 Shares was $5,788,166.65.

              On February 10, 1994, Mr. Zell exercised the following options to purchase common stock:

                       60,000 at $21.875 per Share
                       150,000 at $10.375 per Share
                       200,000 at $11.313 per Share
                       33,333 at $18.225 per Share

              The total exercise price of $5,738,843.93 was paid with a portion of the proceeds from the sale of the Shares. On the same date, Mr. Zell sold, to the Issuer, 443,333 Shares at $29.50 per Share. Net consideration received on the sale of the 443,333 Shares was $13,078,323.50

              On March 28, 1994, SZRL distributed 57,416 Shares to each of its two partners, the Samuel Zell Revocable Trust and the Lurie Trust. The Shares were distributed to each partner at SZRL's tax basis in such Shares. On the same date, the Samuel Zell Revocable Trust transferred 57,416 Shares to Sharon Zell pursuant to a qualified domestic relations order. Such shares were transferred at the Trust's basis in the Shares.

              On the dates listed, Riverside sold the following Shares to the
              Issuer:

                    June 27, 1994    16,000 Shares at $28.5694 per Share
                    June 28, 1994    94,400 Shares at $29.2581 per Share
                    June 29, 1994    92,000 Shares at $30.8497 per Share
                    June 30, 1994    22,600 Shares at $31.2658 per Share

              Net consideration received by Riverside for the sale of the 225,000 Shares was $6,763,854.52.

              On the dates listed, SZRL sold the following shares to the
              Issuer:

                    June 30, 1994    2,400 Shares at $31.2658 per Share
                    July 5, 1994     91,500 Shares at $31.848 per Share
                    July 11, 1994    3,000 Shares at $31.75 per Share
                    July 12, 1994    24,500 Shares at $31.9395 per Share
                    July 13, 1994    7,700 Shares at $31.75 per Share
                    July 15, 1994    4,300 Shares at $32.00 per Share
                    July 18, 1994    5,100 Shares at $31.8477 per Share

              Net consideration received by SZRL for the sale of the 129,100 Shares was $4,113,631.33.

              As of the date hereof, and to the best knowledge of the reporting persons, there are 31,654,916 Shares issued and outstanding. The 8,211,861 Shares of the Reporting Persons (including 38,333 obtainable by Mr. Zell and Mrs. Rosenberg by the exercise of options which are currently exercisable or which would be exercisable within 60 days) represent approximately 25.9% of the Shares which would be issued and outstanding upon the exercise of such options. Of such Shares, 5,715,817, or 18.0%, are owned beneficially by Riverside; 2,268,719, or 7.2%, by SZRL; 100,000 or, .3%, by Equity; 62,416, or .2%, by the Lurie Trust; 33,333, or .1%, by Mr. Zell; and 31,576, or .1%, by Mrs.
              Rosenberg. Mrs. Rosenberg disclaims beneficial ownership of an additional 1,065 Shares held in trust for her husband.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              See Item 5 hereof.

              Riverside, Equity and SZRL have entered into loan agreements totalling approximately $103.5 million which are secured in whole or part by pledges of Shares. These loan agreements contain default provisions which, if triggered, would give the respective lender sole voting and dispositive power with respect to the Shares pledged under such agreement. The lenders are: American National Bank and Trust Company of Chicago, Bank Leumi Le-Israel, First National Bank of Boston, Chemical Bank, N.A., CITIBANK, N.A., First Bank National Association, Wells Fargo Bank, Genesis Merchant Group Securities and Smith Barney Shearson, Inc.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


DATED: July 19, 1994

RIVERSIDE PARTNERS, an Illinois               EQUITY HOLDINGS, an Illinois
limited partnership                           general partnership
By:   Samuel Zell Revocable Trust             By:   Samuel Zell Revocable Trust
      under trust agreement dated             under trust agreement dated
      January 17, 1990, a general             January 17, 1990, a general
      partner                                 partner




By:                                        By:
      Samuel Zell, Trustee                       Samuel Zell, Trustee

SZRL INVESTMENTS, an Illinois general            ROBERT H. AND ANN LURIE
partnership                                      TRUST

By:   Samuel Zell Revocable Trust
      under trust agreement dated
      January 17, 1990, a general partner  By:
                                                 Sheli Z. Rosenberg, Co-Trustee



By:                                        By:
      Samuel Zell, Trustee                       Samuel Zell




By:
      Sheli Z. Rosenberg